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                                                                      Exhibit 99
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             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


The following factors, among others, could cause the company's actual results and performance to differ materially from those contained or implied in forward-looking statements made in this report and presented elsewhere by or on behalf of the company from time to time.

Uncertainties as to Department of Defense and Other Federal Agency Budgets
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In 2000, approximately 78% of the company's revenue was from United States
Government agencies, primarily the Department of Defense. In the past, the company's defense business has been adversely affected by significant changes in defense spending during periods of declining United States defense budgets. Among the effects of this general decline has been increased competition within a consolidating defense industry. It is not possible for the company to predict whether defense budgets will increase or decline in the future. Further, changing missions and priorities in the defense budget may have adverse effects on the company's business. Funding limitations could result in a reduction, delay or cancellation of existing or emerging programs. The company anticipates there will continue to be significant competition when the company's defense contracts are rebid, as well as significant competitive pressure to lower prices, which may reduce profitability in this area of the company's business. Any reduction in the level or profitability of the company's defense business, if not offset by new commercial business or other business, will adversely affect the company's business, financial condition and results of operations.

Government Contracting Risks
----------------------------

The company has historically derived a substantial portion of its revenue from contracts and subcontracts with the United States Government. In recent years, the company has entered into significant information technology services contracts with various state governments. A significant portion of the company's federal and state government contracts are of a time and materials nature, with fixed hourly rates that are intended to cover salaries, benefits, other indirect costs of operating the business and profit. The pricing of such contracts is based upon estimates of future costs and assumptions as to the aggregate volume of business that the company will perform in a certain business division or other relevant unit. For long term contracts, the company must estimate the costs necessary to complete the defined statement of work and recognize revenue or losses in accordance with such estimates. Actual costs may vary materially from the estimates made from time to time, necessitating adjustments to reported revenue and net income. Underestimates of the costs associated with a project could adversely affect the company's overall profitability and could have a material adverse effect on the company's business, financial condition and results of operations.

A significant portion of the company's federal and state government contracts are renewable on an annual basis, or are subject to the exercise of contractual options. Multi-year
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contracts often require funding actions by the United States Government, state legislature or others on an annual or more frequent basis. As a result, the company's business could experience material adverse consequences should such funding actions or other approvals not be taken.

Governmental awards of contracts are subject to regulations and procedures that permit formal protests by losing bidders. Such protests may result in significant delays in the commencement of expected contractual effort, or the reversal of a previous award decision, which could have a material adverse effect on the company's business, financial condition and results of operations.

Because of the complexity and scheduling of contracting with government agencies, from time to time costs are incurred in advance of contractual funding by the United States Government. In some circumstances, such costs may not be recovered in whole or in part under subsequent contractual actions. Failure to collect such amounts may have material adverse consequences on the company's business, financial condition and results of operations.

As a defense contractor, the company is subject to many levels of audit and review, including the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice and Congressional Committees. These audits and reviews may result in fines, penalties, the withholding of payments due to the company or the prohibition from participating in certain United States Government requests for proposals.

A substantial portion of the company's United States Government business is as a subcontractor. In such circumstances, the company generally bears the risk that the prime contractor will meet its performance obligations to the United States Government under the prime contract and that the prime contractor will have the financial capability to pay the company amounts due under the subcontract. The inability of a prime contractor to perform or make required payments could have a material adverse effect on the company's business, financial condition and results of operations.

The United States Government has the right to terminate contracts for convenience. In such a termination, the company would generally recover costs incurred up to termination, costs required to be incurred in connection with the termination and a portion of the fee earned commensurate with the work performed to termination. However, significant adverse effects on the company's indirect cost pools may not be recoverable in connection with a termination for convenience. Contracts with state and other governmental entities are subject to the same or similar risks.

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Dependence on Key Personnel
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The company is dependent on its key technical personnel. In addition, certain technical contributors may have specific knowledge and experience related to various government customer operations that would be difficult to replace in a timely fashion. The loss of the services of key personnel could have a material adverse effect on the company's ability to perform required services under certain contracts, or to retain such business after the expiration of the current contract, or to win new business where certain personnel have been identified as key personnel in the proposal, any of which could have a material adverse effect on the company's business, financial condition and results of operations.

Competition
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The government contracting business is subject to intense competition, both technical and pricing, from numerous companies, many of which have significantly greater financial, technical and marketing resources than the company.

Competition in the market for the company's commercial products is also intense. There is a significant lead time for developing such business, and it involves significant capital investment including development of prototypes and investment in manufacturing equipment. The company's precision products business has a number of competitors, many of which have significantly greater financial, technical and marketing resources than the company.

Risks Associated with New Markets and New Products
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In its efforts to enter new markets, including United States Government agencies other than the DoD and commercial markets, the company faces significant competition from other companies that have prior experience with such potential customers as well as significantly greater financial, technical and marketing resources than the company. As a result, the company's efforts to enter such new markets may not achieve the level of success sought by the company, if any.

Concentration of Customers
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Within the DoD, individual services and program offices account for a significant portion of the company's United States Government business. Two customers account for a significant portion of the revenue of the company's commercial manufacturing divisions. No assurance can be provided that any of these customers will continue as such or will continue at current levels. A decrease in orders from any of these customers would have an adverse effect on the company's profitability, and the loss of any large customer could have a material adverse effect on the company's business, financial condition and results of operations.
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Risk of Product Claims
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The company's precision manufactured products are generally designed to operate as important components of complex systems or products and defects in DRC products could cause the customer's product or systems to fail or perform below expectations. Like other manufacturing companies, the company may be subject to claims for alleged performance issues related to its products. There can be no assurance any such claims, if made, will not have a material adverse effect on the company's business, financial conditions or results of operations.

Risk of Economic Events Effecting the Company's Business Segments
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Certain of the company's precision products are components of commercial products. Factors that affect the production and demand for such products, including economic events both domestically and in other regions of the world, competition, technological change and production disruption, could adversely affect demand for the company's products. Certain of the company's products are incorporated into capital equipment, such as machine tools and other automated production equipment, used in the manufacture of other products. As a result, this portion of the company's business may be subject to fluctuations in the manufacturing sector of the overall economy. An economic recession, either in the United States or elsewhere in the world, could have a material adverse effect on the rate of orders received by the commercial divisions. Significantly lower production volumes resulting in under-utilization of the company's manufacturing would adversely affect the company's business financial condition and results of operations.

Technological Change
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The company's knowledge base and skills in the systems and services segment area are sophisticated and involve areas in which there have been and are expected to continue to be significant technological change. There is no assurance that the company will continue to be able to offer services that satisfy its customers' requirements at a competitive price. Many of the company's products are incorporated into sophisticated machinery, equipment or electronic systems. Technological changes may be incorporated into competitors' products that may adversely affect the market for the company's products. Further, there can be no assurance that the company's research and product development efforts will be successful or result in new or improved products that may be required to sustain the company's market position.

Financing Requirements and Access to Capital Markets
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While the company believes that its current resources and access to capital markets is adequate to support operations over the near term and foreseeable future, there can be no assurance that these circumstances will remain unchanged. The company's need for capital is dependent on operating results and may be greater than expected. The company's ability to maintain its current sources of debt financing is dependent on the company remaining in compliance with certain covenants included in the financing agreements. Changes in capital markets may restrict the availability of funds or increase the cost of funds.